Room 4561

August 18, 2006

Mr. Fredric B. Anderson
Vice President, Controller and Acting
 Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

>   **Re: Intermec, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Quarter Ended March 31, 2006**
>   **File No. 001-13279**

Dear Mr. Anderson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1.   We note that throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. For example, your discussion of product revenues on page 24 indicates that revenue growth resulted from increases in sales of your core systems and solutions products and in Printer/media revenues. You go on to indicate that growth in systems and

solutions was being driven by strong, broad based product demand, including an increase in large enterprise account rollouts across your industry verticals, strong growth in indirect sales channel and increasing penetration in the retail markets. Your business involves the sale of products and services relating to ADIC, mobile computing, label media, RFID and of wired and wireless bar code printers. Your discussion of operating results within MD&A should address and quantify the changes in revenues recognized by each of your identified product and service categories, as well as addressing the internal and external factors which contributed to these increases or decreases between reported periods. You should address historical and expected future trends which might impact your operating results and financial position. Further, you need to define what is representative of your "core systems." We refer you to Section to III.D of SEC Release 33-6835 as it relates to identifying and quantifying the extent of contribution of each of your multiple factors underlying material increases or decreases.

Notes to Consolidated Financial Statements

Note A: Significant Accounting Policies

Revenue Recognition, page F-12

2.   We note your revenue recognition accounting policy. So that we may better understand your accounting, please address the following: and have the following comments:
- o   Describe the nature of each of the types of products and services you provide, identifying each of the elements included within your multiple element arrangements;
- o   Clarify when you believe service revenues have been earned and why;
- o   Describe how you determine when royalty revenue has been earned;
- o   Tell us the extent to which you believe SOP 97-2 is applicable to your arrangements;
- o   Clarify how you use the residual method of recognizing revenues, if applicable;
- o   Tell us how you have evaluated whether there are any undelivered elements and whether these elements are essential to the functionality of delivered elements in your arrangements.

Form 10-Q for the Quarter Ended March 31, 2006

Consolidated Statements of Operations, page 2

3.   We note your classification of intellectual property settlement proceeds as revenues and related costs as costs of revenues. Tell us why you believe this classification is appropriate.   Further, tell us whether you are recognizing the costs associated with the intellectual lawsuits as they are being incurred or if you are recognizing them in some other manner.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief